Grizzly Gold Corp.
3651 Lindell Road, Suite D269
Las Vegas, Nevada, 89103

October 28, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Scott Anderegg, Staff Attorney

Re:           Grizzly Gold Corp.
Registration Statement on Form S-1
Form S-1 filed August 30, 2011, as amended September 28, 2011
File No. 333-176555

Dear Mr. Anderegg:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Grizzly Gold Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 9:00 am on Wednesday, November 2, 2011, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.           The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

GRIZZLY GOLD CORP.

By: /s/ Paul Strobel Name: Paul Strobel Title: Chief Executive Officer, President, Treasurer and director (principal executive, financial and accounting officer)

By: /s/ Jeoffrey Avancena
Name:  Jeoffrey Avancena
Title:           Secretary and director